Exhibit 12.1

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2008 through 2012

	3 Months Ended	Year Ended May 31,
	31-Aug-12	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges [1]	4.33	4.84	4.72	4.67	3.66	1.42

[1] Calculated as follows	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	3 Months Ended	Year Ended May 31,
(All numbers in thousands)	31-Aug-12	2012	2011	2010	2009	2008
Income before income tax	72,062	328,289	295,053	268,454	180,868	34,007
Fixed charges	21,630	85,579	79,227	73,207	67,927	80,588
Total	93,693	413,868	374,280	341,661	248,794	114,595

1